VIA edgar

December 4, 2025

Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamilton

Re:    Blackstone Secured Lending Fund (File No. 814-01299)
Annual Report on Form 10-K for the year ended December 31, 2023

Dear Ms. Hamilton:

On behalf of Blackstone Secured Lending Fund (the “Fund”), we herewith transmit the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 1, 2024 and November 7, 2024, the supplemental comments provided on January 10, 2025 (the “January Supplemental Comments”), the supplemental comments provided on April 16, 2025 (the “April Supplemental Comments”) and the supplemental comment provided on August 5, 2025 regarding the Fund’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 28, 2024 (the “Annual Report”). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Annual Report.

1.      The Staff notes that the Fund filed an automatic shelf registration statement on July 11, 2024, which included information from the Fund’s Annual Report. Please supplementally explain why the information contained in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Commission on May 8, 2024, was not included in the automatic shelf registration statement filed on July 11, 2024.

Response: The Fund respectfully notes that it did not file an automatic shelf registration statement on July 11, 2024. Rather, it filed its annual report to shareholders as an “ARS” submission in connection with its proxy statement related to its annual meeting of shareholders, which was also filed on July 11, 2024. Pursuant to Rule 14a-3 under the Securities Exchange Act of 1934, as amended, the Fund was required to deliver its annual report to shareholders in connection with the aforementioned proxy statement, and to furnish such report on EDGAR (which furnishing is also required by Rule 101 of Regulation S-T). Submission of the Annual Report satisfied the annual report requirements of Rule 14a-3, which does not require inclusion of the Fund’s most recent quarterly report. Separately, the Fund filed an automatic shelf registration statement on Form N-2ASR on July 26, 2022, and such registration statement forward incorporates by reference future filings by the Fund (including annual reports on Form 10-K and quarterly reports on Form 10-Q).

Ms. Lauren Hamilton	December 4, 2025

Item 7

2.      The disclosure under “Net Realized Gain (Loss)” on page 124 of the Annual Report states that “[f]or the year ended December 31, 2023, we generated realized losses on investments of $23.9 million partially offset by realized gains on investments of $17.7 million, primarily from full or partial sales or restructures of our debt investments.” Please supplementally confirm the amount of such restructures and whether such disclosure is referring to debt extinguishment or debt restructuring.

Response: The Fund supplementally confirms that the disclosure appropriately refers to debt restructuring and that approximately $6.7 million of realized losses were a result of the restructure of debt investments.

Schedule of Investments

3.      In the Schedule of Investments, please include all disclosures required for restricted securities in compliance with Rule 12-12 of Regulation S-X.

Response: The Fund hereby confirms that it will make the requested change in future filings.

4.      In the Schedule of Investments, the Staff notes various positions where fair value equals par. Please supplementally explain how this is in line with the Fund’s valuation policy and procedures.

Response: The Fund employs a robust process to estimate the fair value of its investments at the end of each financial quarter. Please refer to the following excerpt from Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates:

Fair value is based on observable market prices or parameters or derived from such prices or parameters when such quotations are readily available. In accordance with Rule 2a-5 under the 1940 Act, a market quotation is “readily available” only when it is a quoted price (unadjusted) in active markets for identical instruments that a fund can access at the measurement date, provided that such a quotation is not considered to be readily available if it is not reliable. The Company utilizes mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. These market quotations are obtained from independent pricing services, if available; otherwise generally from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges, as necessary, to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment. Examples of events that would cause market quotations to not reflect fair value could include cases when a security trades infrequently or not at all, causing a quoted purchase or sale price to become stale, or in the event of a “fire sale” by a distressed seller. All price overrides require approval from the Board.…Where prices or inputs are not available or, in the judgment of the Board are not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Audit Committee of the Board (the “Audit Committee”) and independent valuation firms engaged on the recommendation of the Adviser and at the direction of the Board.

The Fund notes that in following its valuation policies and procedures, as outlined above, 100% of par may be the best estimate of the fair value of a specific investment.

Ms. Lauren Hamilton	December 4, 2025

Notes to Consolidated Financial Statements

5.      The Staff notes the inclusion of “Option pricing model” and “Expected volatility” under the columns labeled “Valuation Technique” and “Unobservable Input”, respectively, in the tables on page 193 under “Note 5. Fair Value Measurements”. The Staff further notes that the narrative description below such tables does not reference these items. The Staff notes that the narrative description of the uncertainty of the fair value measurement that would result from using unobservable inputs shall include the unobservable inputs disclosed when complying with the Accounting Standards Codification Topic 820, “Fair Value Measurement,” paragraph 820-10-50-2 and its subsection (bbb) issued by the Financial Accounting Standards Board. Please revise accordingly.

Response: The Fund hereby confirms that it will make the requested change in future filings.

6.      Disclosure in “Note 3 — Agreements and Related Party Transactions — Administration Agreement” on pages 187 – 188 states, “The Administrator has elected to forgo any reimbursement for rent and other occupancy costs for the years ended December 31, 2023, 2022 and 2021.” Disclosure in “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Our Results of Operations — Expenses” on page 119 states, “However, the Administrator may seek reimbursement for such costs in future periods.” Please supplementally confirm if the referenced costs are included in the Statement of Operations and, if so, which line item they are included in, the amount of such costs and if there is any carry forward recoupment and the related amounts of such recoupment.

Response: The Fund supplementally confirms that the referenced costs are not included in the Statement of Operations. While rent and other occupancy costs are expenses that are chargeable to the Fund pursuant to the Administration Agreement, the Administrator has historically elected not to charge rent and other occupancy costs to the Fund. Additionally, because the Administrator has simply chosen not to charge these costs to the Fund in the past, it has not undertaken to calculate the amount of rent and other occupancy costs allocable to the Fund. Therefore, there is no basis for seeking recoupment of these historical costs, and the Administrator will not seek recoupment of these historical costs. The Fund supplementally clarifies that the statement, “[T]he Administrator may seek reimbursement for such costs in future periods,” reflects only that the Administrator may in the future determine to establish an allocation methodology for rent and other occupancy costs and charge the Fund its allocable share in future periods.

7.      Please disclose the average borrowing and interest rates for each financing agreement or arrangement discussed under “Note 6. Borrowings” in accordance with Rule 6-04.13 of Regulation S-X.

Response: Rule 6-04.13(a) requires that an issuer separately state certain amounts payable to certain categories of lenders within one year and after one year. Rule 6-04.13(b) requires, in relevant part, that an issuer provide in a note to the financial statements: (i) for unused lines of credit or short-term financings, the amount and terms (if significant) and the weighted average interest rate on borrowings outstanding, and (ii) for unused commitments for long-term financing arrangements, the amount and terms (if significant). The Fund respectfully notes that it believes that its existing disclosure in its notes to its financial statements, including, without limitation, the disclosure on page 200 of the Annual Report, complies with the requirements of Rule 6-04.13.

8.      In future filings, in “Note 11. Financial Highlights and Senior Securities,” please ensure that the market value per share is presented in addition to the per share asset value in accordance with Form N-2 Item 4.1(f).

Response: The Fund hereby confirms that it will make the requested change in future filings.

Ms. Lauren Hamilton	December 4, 2025

January Supplemental Comments

9.      With respect to comment 6 and your draft response thereto:

a.      Please clarify the time period for which the Administrator can seek reimbursement. Can the Administrator seek reimbursement in the future for prior period costs or is it only for costs incurred in future periods?

Response: The Fund respectfully notes that it and the Administrator interpret the Administration Agreement to provide that, if the Administrator wishes to be reimbursed for expenses incurred in a given fiscal period, then it must seek such reimbursement by indicating to the Fund that it intends to seek reimbursement before the Fund’s financial statements are issued for the preceding fiscal period and invoicing the Fund in a timely manner. If the Administrator has not indicated an intention to seek reimbursement for a particular expense incurred during a fiscal period before the Fund’s financial statements are issued for that fiscal period, then the Fund and the Administrator take the view that the Administrator has waived its right to be reimbursed for those expenses pursuant to the last paragraph of Section 4 of the Administration Agreement.

b.      The draft response seems to indicate that the disclosure is meant to convey something different from what is stated: stating that the Administrator may seek reimbursement implies costs previously incurred. Does the Administration Agreement define reimbursement or recoupment to only include costs in the future? Please confirm whether the disclosure is accurate and, if not, please provide the planned updated disclosure to clarify what is meant.

Response: Please see the response to comment 9.a above. Furthermore, the Administrator cannot seek reimbursement for expenses for which the Administrator has previously waived the right to be reimbursed. The Administrator also cannot seek reimbursement for expenses that were incurred by the Administrator in a prior fiscal period, because, as noted in the response to comment 9.a above, the Administrator is deemed to have waived its right to be reimbursed for those expenses if it has not indicated to the Fund that it intends to seek reimbursement before the Fund’s financial statements are issued for that fiscal period.

The Fund will revise its disclosure in subsequent periodic reports to clarify what is meant as follows:

From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed ~~for expenses. The~~. Pursuant to the Administration Agreement, the Fund’s allocable portion of the Administrator’s rent and other occupancy costs are expenses of the Fund. However, the Administrator has ~~elected to forgo~~not historically, and does not currently, calculate the amount of rent and other occupancy costs allocable to the Fund and has not indicated an intention to seek reimbursement from the Fund for such costs. Thus, the Fund and the Administrator treat any such right to any reimbursement for rent and other occupancy costs for prior periods as having been waived pursuant to the terms of the Administration Agreement, including for the years ended December 31, 202X, 202X and 202X. Additionally, since the Fund and the Administrator treat any such right to reimbursement for rent and occupancy costs as having been waived pursuant to the terms of the Administration Agreement, the Administrator cannot recoup any such expenses. However, in future periods, the Administrator may choose to establish an allocation methodology to calculate these costs and seek reimbursement from the Fund, in which case the Fund will accrue and reimburse the Administrator for such costs for that period~~s~~.

c.      It appears the basis for not recording these expenses is rooted in the fact that the Administrator has not historically elected to charge the Fund. However, please confirm to the Staff whether, if elected, the Administrator would be legally allowed based on the Administration Agreement to charge these costs to the Fund, including costs incurred in arrears.

Response: As noted in response to comment 9.b above, the Fund and the Administrator interpret the Administration Agreement to preclude the Administrator from recouping any expenses that the Administrator has previously waived.

Ms. Lauren Hamilton	December 4, 2025

i.       Is there something about the Administration Agreement that would indicate that past behavior (i.e., not charging historically) would limit the Administrator’s rights to pursue reimbursement under the Administration Agreement?

Response: As noted in response to comment 9.a above, the Fund and the Administrator interpret the Administration Agreement to limit the Administrator’s ability to seek reimbursement to expenses incurred by the Administrator for which it has not previously waived reimbursement. If the Administrator has not indicated to the Fund that it intends to seek reimbursement from the Fund for a particular expense incurred during a fiscal period before the Fund’s financial statements are issued for that fiscal period, the Fund and the Administrator take the view that the Administrator has waived its right to be reimbursed for such expenses pursuant to the last paragraph of Section 4 of the Administration Agreement.

ii.      Does the Administration Agreement contain a time limitation as to the look-back period for reimbursement?

Response: The Fund respectfully refers the Staff to the Fund’s responses to comments 9.a, 9.b and 9.c.i. above.

iii.     The response indicates that the Administrator has no basis to seek recoupment. How does the Administration Agreement define “basis” (is it based on past behavior, the incurrence of a cost, the ability to provide records of such costs, or something else)?

Response: The Fund respectfully notes that, as used in the response to comment 6, the term “basis” did not have any meaning other than to indicate that the Fund’s allocable portion of rent and other occupancy costs for the relevant periods were not calculated by the Administrator because there is not currently, nor has there been historically, an allocation methodology to calculate these costs as allocable to the Fund. Thus, no reimbursement of those costs has been sought by the Administrator and the Fund and the Administrator take the view that the Administrator has waived its right to be reimbursed for such expenses pursuant to the last paragraph of Section 4 of the Administration Agreement.

iv.      Is the “no-basis” argument supported by a legal opinion?

Response: No legal opinion on this topic has been sought or provided.

v.       Does the “no-basis” argument imply that this amount is not measurable from an accounting perspective?

Response: The Fund’s use of the term “no basis” in its response to comment 6 was intended to indicate that there is not currently, nor has there been historically, an allocation methodology to calculate the Fund’s allocable portion of rent and other occupancy costs for the relevant periods. The amount of such costs for the relevant periods were therefore not measurable from an accounting perspective.

d.      Please confirm that the registrant has considered the Dear CFO Letter 1995-09 and its analysis and please provide this analysis within your response.

Response: The Fund confirms that it has considered the Dear CFO Letter 1995-09 (the “Dear CFO Letter”) and its analysis. The Dear CFO Letter notes that Regulation S-X Rule 6-07(a) and (c) “requires fee reductions or reimbursements by any entity to be shown separately in the statement of operations as a reduction of total expenses and requires a note to the financial statements to include the amounts and a description of such arrangement.” As noted in response to comments 9.c.i and 9.c.iii above, while the Fund’s allocable portion of rent and occupancy costs is an expense of the Fund under the terms of the Administration Agreement, the Administrator has not historically, and does not currently, calculate the allocable amount of rent and other occupancy costs of the Fund and has not historically indicated to the Fund that it intends to seek reimbursement from the Fund; therefore, there was no measurable amount of such expenses for which reimbursement was forgone and no liability that is considered to have been probable of having been incurred.

Ms. Lauren Hamilton	December 4, 2025

Because there is not currently a methodology in place to calculate the Fund’s allocable portion for such costs, such costs were not measurable and therefore no liability was recognized in the Fund’s Statement of Assets and Liabilities, no expense was recognized in the Fund’s Statement of Operations and consequently, no amount was shown in the Fund’s Statement of Operations as a reduction of total expenses nor were they included in Note 3. Additionally, while the Fund believes that Note 3 in the Annual Report sufficiently addressed the Regulation S-X requirements referred to above, the Fund will, as noted in response to comment 9.b., revise the disclosure in Note 3 in subsequent periodic reports to further clarify this matter, including by describing the Fund’s and the Administrator’s view that the Administrator has waived any right to reimbursement for these unmeasurable expenses pursuant to the terms of the Administration Agreement.

The Dear CFO Letter also provides, with respect to the ability of “advisers or other sponsoring entities to recapture fees waived or expenses reimbursed under an expense limitation plan” and whether such ability to recapture should be recorded as a liability under FASB ASC 450-20-25-2, that “[t]he staff has generally not objected to an accounting analysis that concludes that the recapture of waived fees or reimbursements does not meet the criteria for recording a liability . . . if there is no evidence that recapture of waived or reimbursed amounts is probable and the period of recapture is limited to a sufficiently short period of time, which the staff generally believes is three years or less from the date of the waiver or reimbursement.”

The Fund respectfully notes that the Administrator’s right to seek reimbursement, and its waiver thereof, is governed by the Administration Agreement and not by an expense limitation plan. However, the Fund believes that the Administrator’s election to forgo reimbursement of the Fund’s allocable portion of rent and occupancy costs in the years ended December 31, 2023, 2022 and 2021 would not have been required to be recorded as a liability under FASB ASC 450-20-25-2 even if the election to forgo reimbursement of these costs had occurred pursuant to an expense limitation plan. As noted above: (1) the Administrator waived its right to seek such reimbursement pursuant to the terms of the Administration Agreement and (2) because there was no (and there continues to be no) methodology in place to calculate the Fund’s allocable portion of rent and other occupancy costs, the Administrator would not have been able to invoice the Fund the amount of the Fund’s allocable portion of such costs; thus, the incurrence of any such liability was not deemed to be probable and the amount of such costs was not deemed to be measurable and therefore, under FASB ASC 450-20-25-2, would not be recorded as a liability.

The Fund respectfully notes that it believes the rest of the Dear CFO Letter (regarding increases to defined expense limitation thresholds in expense limitation plans and the paying back by funds of previously waived expenses) to be inapplicable to the Administrator’s right to be reimbursed for certain expenses under the Administration Agreement and the Administrator’s ability to waive its rights to be reimbursed for such expenses.

April Supplemental Comments

10.    With respect to the January Supplemental Comments and your draft responses thereto:

a.      Given the interpretation of the arrangement described in the responses to the January Supplemental Comments, do the Fund and the Administrator intend to modify the Administration Agreement to align with these interpretations?

Response: The Fund does not intend to modify the Administration Agreement because it does not believe it is necessary to do so to effectuate the Fund’s and the Administrator’s interpretation of the Administration Agreement discussed herein, which is supported by the language of the Administration Agreement, the Fund’s representations to the Staff herein and in previous responses and the clarifying revisions that the Fund has made to its public disclosure regarding the terms of the Administration Agreement.

Ms. Lauren Hamilton	December 4, 2025

b.      Please supplementally explain and identify to the Staff if there are other Blackstone entities with similar types of arrangements with the Administrator.

Response: The Fund notes that other Blackstone entities that have elected to be regulated as business development companies or that are investment companies registered under the Investment Company Act of 1940, as amended, including Blackstone Private Credit Fund and Blackstone Private Multi-Asset Credit and Income Fund, have administration agreements with the Administrator and/or its affiliates that contain expense reimbursement and waiver provisions similar to those contained in the Fund’s Administration Agreement with the Administrator. The Fund confirms that these registrants and the Administrator and/or its affiliates have informed it that they apply the same interpretation to their respective administration agreements as described in the Fund’s responses to the January Supplemental Comments.

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Ms. Lauren Hamilton	December 4, 2025

Please do not hesitate to contact me at (617) 778-9001 if you wish to discuss the above responses or require additional information regarding the Annual Report.

Respectfully submitted,

/s/ Kenneth Burdon

cc:    Rajib Chanda, Esq.
Steve Grigoriou, Esq.